Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F street N.E. Stop 7010
Washington, D.C. 20549
USA

Dear Mr. Schwall,

Thank you for your letter dated November 17, 2008 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of StatoilHydro ASA (“StatoilHydro” or the “Company”) (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for Fiscal Year Ended December 31, 2007

1.	We note your response to our prior comment 2. Please explain how you have complied with all the requirements of Item 6 of Form 20-F, other than Item 6.A.1 and Item 6.A.2. Clarify, with regards to compensation, whether the NOK 580,000 is an aggregate number or an amount paid to each member of the Corporate Assembly. Further, regarding share ownership, please explain how you are in compliance with Item 6.E.1. when all you provide is an aggregate number of shares held by the corporate assembly. Finally regarding the date of expiration of the current term of office and the period during which the person has served in such office, please explain how your disclosure in Section 7.2 provides such specific information. If you have home country rules that do not require such Item disclosure and the Item requirement specifically allows you to not provide such detailed disclosure, please state as such.

Please note that the ages (Item 6.A.3) of the corporate assembly members are disclosed in Section 7.5. The Company is not aware of any family relationships between any of the members of the board of directors, the senior management or the corporate assembly (Item 6.A.4), or arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Company’s directors, senior management or corporate assembly members were selected as a director or member of senior management or the corporate assembly (Item 6.A.5), and consequently, no disclosure in response to these items is required.

Compensation of the corporate assembly members (Item 6.B.1) is disclosed in Section 7.9 as NOK 580,000 on an aggregate basis, and we will include a description to this effect as shown in Annex A. This amount is disclosed on an aggregate basis since disclosure of compensation of members of the corporate assembly on an individual basis is not required in the Company’s home country and is not otherwise publicly disclosed by the Company. No amounts were set aside by the Company to provide pension, retirement or similar benefits to corporate assembly members (Item 6.B.2), and no corporate assembly member’s contracts with the company for service as a corporate assembly member provide for benefits upon termination of service as a corporate assembly member (Item 6.C.2), and consequently, no disclosure in response to these items is required.

In our 2008 Form 20-F, we will revise the disclosure in Section 7.5 as illustrated in Annex A to provide for the beginning date of each member’s period of service as a corporate assembly member and the expiration date of each corporate assembly member’s current term (Item 6.C.1). As indicated in our letter to you dated October 27, 2008, members of the corporate assembly do not have service contracts with the Company or its subsidiaries providing for benefits upon termination of employment (Item 6.C.2), and we will include a negative statement to that effect as shown in Annex A.

Share ownership as of the most recent practicable date (Item 6.E.1) is disclosed in Section 7.10 on an aggregate basis. As permitted by the Instruction to Item 6.E, because each member of the corporate assembly beneficially owns less than one percent of the StatoilHydro shares outstanding, and each corporate assembly member’s individual share ownership previously has not been disclosed to shareholders or otherwise made public, we will add disclosure, as shown in Annex A, to Section 7.10 to state that each corporate assembly member owns less than one percent of the StatoilHydro shares outstanding, instead of providing each corporate assembly member’s individual share ownership and to indicate that members of the corporate assembly do not have different voting rights from the rights of ordinary shareholders (Item 6.E.1).

Please note that the Company has no arrangements for the granting of options to any member of the corporate assembly, the board of directors or any employee of the Company (Items 6.E.1, 6.E.2).

*     *     *

If you have any questions relating to this letter, please call Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 7959 8950 and by email at campbellk@sullcrom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ Eldar Sætre
Eldar Sætre

cc:	Kevin Stertzel Mark Wojciechowski John Madison (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

(Attachment)

ANNEX A

7.5 Corporate assembly

The company has a corporate assembly of 18 members who are elected for two-year terms. Twelve members and four alternates are elected at the general meeting by shareholders, and six members with alternates are elected by and among the employees, such employees being non-executives.

The corporate assembly’s duties include supervising the board of directors and the president and CEO in their management of the company. On the basis of proposals from the board of directors, the corporate assembly makes decisions on matters involving substantial investments measured in relation to the total resources of the company, and on matters regarding the rationalisation or restructuring of operations that will result in a major change in the workforce. The corporate assembly is responsible for electing the board of directors.

The corporate assembly held four meetings in 2007.

The following is a list of the members of the corporate assembly as of 31 December 2007:

Name	< ~~Place of Residence~~ > Occupation	Age	Position	Start Date and Expiration Date of Period of Service
Olaug Svarva	< ~~Oslo, Norway~~ >	50	Chair, Shareholder elected
Idar Kreutzer	< ~~Oslo, Norway~~ >	45	Deputy chair, Shareholder elected
Erlend Grimstad	< ~~Oslo, Norway~~ >	40	Shareholder elected
Greger Mannsverk	< ~~Kirkenes, Norway~~ >	46	Shareholder elected
Steinar Olsen	< ~~Stavanger, Norway~~ >	58	Shareholder elected
Benedicte Berg Schilbred	< ~~Tromsø, Norway~~ >	61	Shareholder elected
Ingvald Strømmen	< ~~Ranheim, Norway~~ >	57	Shareholder elected
Inger Østensjø	< ~~Stavanger, Norway~~ > [We will include this disclosure in the 2008 20-F.]	54	Shareholder elected	[We will include this disclosure in the 2008 20-F.]
Rune Bjerke	< ~~Oslo, Norway~~ >	47	Shareholder elected
Gro Brækken	< ~~Snarøya, Oslo~~ >	55	Shareholder elected
Benedicte Schilbred Fasmer	< ~~Godvik, Norway~~ >	42	Shareholder elected
Kåre Rommetveit	< ~~Hjellestad, Bergen~~ >	62	Shareholder elected
Anne Synnøve Hebnes	< ~~Stavanger, Norway~~ >	35	Employee representative
Per Helge Ødegård	< ~~Porsgrunn, Norway~~ >	45	Employee representative
Arvid Færaas	< ~~Vormedal, Norway~~ >	45	Employee representative
Einar Arne Iversen	< ~~Molde, Norway~~ >	45	Employee representative
Tore Amund Fredriksen	< ~~Porsgrunn, Norway~~ >	54	Employee representative
Per Martin Labråthen	< ~~Brevik, Norway~~ >	46	Employee representative
Stein Bredal	< ~~Finnøy, Norway~~ >	57	Employee representative, observer
Anne K.S. Horneland	< ~~Hafrsfjord, Norway~~ >	51	Employee representative, observer

All members of the corporate assembly reside in Norway. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of employment.

7.9 Compensation to the governing bodies

Compensation paid to the board of directors, corporate executive < ~~committee, nomination~~ > committee and corporate assembly

In 2007, < ~~remuneration~~ > aggregate compensation totalling NOK 580,000 was paid to the members of the corporate assembly, NOK 3,255,344 to the members of the board of directors, NOK 348,000 to the members of the nomination committee and NOK 63,064,000 to the members of the corporate executive committee.

Detailed information about the < ~~remuneration of~~ > individual compensation for members of the board of directors < ~~paid out through the year 2007~~ > and the members of the corporate executive committee < ~~as per 31 December~~ > in 2007 is given in the tables below.

Members of the board (in thousand NOK)	Board remuneration	Audit Committee	Compensation Committee	Total Remuneration
Åm Knut	169	25	70	264
Svaan Morten	239	50		289
Fritsvold Ragnar Per	70			70
Bakkerud Lill Heidi	239			239
Nilsen Geir	70			70
Skaugen Grace R.	239		80	319
Five Kaci Kullmann	210			210
Lindbæk Jannik	338		70	408
Grieg Elisabeth	70		7	77
Nielsen Kurt Anker	70	38		108
Franklin Roy	124	25		149
Wiik Ingrid	169	25		194
Reiten Eivind	8			8
Arnstad Marit	305	25		330
Clausen Claus	239			239
Bjørndalen Kjell	70		7	77
Hvistendahl Finn A.	169	38		206
Total	2,796	225	234	3,255

Members of Corporate Executive Committee	salary	Bonus	Benefits in kind	Taxable Reimbur- sements	Taxable salary	Benefits in kind	Reimbur-sements	Non Taxable salary	Total Remun.	Pension cost	Present value of pension obligations
Lund Helge	5,214	2,491	286	8	7,999	312	12	324	8,323	4,070	13,759
Bjørnson Rune	2,321	844	197	17	3,378	0	20	20	3,398	816	17,349
Jacobsen Jon Arnt	2,703	978	59	131	3,872	0	17	17	3,889	1,503	13,669
Mellby Peter	3,218	1,074	162	32	4,486	0	38	38	4,525	1,525	37,528
Ruud Morten (1)	595	0	3	34	632	0	10	10	641	683	17,896
Sætre Eldar	2,775	1,154	190	8	4,127	25	20	44	4,171	937	24,454
Torvund Tore (1)	938	0	3	33	973	0	48	48	1,022	1,175	34,600
Øvrum Margareth	2,887	1,035	121	135	4,177	171	29	200	4,377	895	22,169
Aasheim Hilde Merete (1)	699	0	39	0	739	42	18	60	799	1,160	2,489
Total	21,350	7,576	1,060	398	30,383	549	211	761	31,144	12,764	183,912

(1) Remuneration from StatoilHydro.

Pension cost consist of benefits earned during the year.

Bonuses received in 2007 include bonuses for all of 2006 and the first nine months of 2007. Potential bonuses for the remaining three months of 2007 will be combined with bonuses for 2008, if any, and paid in 2009.

Among the members of the corporate executive committee, some have received remuneration in the period up to 30 September 2007 pursuant to the policies that governed Norsk Hydro's oil and gas Business up until that point in time. The amounts received under such policies are not necessarily representative of current policies and therefore of future compensation.

Corporate Executive Remuneration earned in Norsk Hydro ASA	Fixed salary	Bonus	Share appreciation rights (1)	Benefits in kind	Taxable reimbur-sements	Taxable salary	Benefitsin kind	Reimbur-sements	Non taxable salary	Total Remun.
Ruud Morten	1,696	642	6,084	126	10	8,558	0	13	13	8,571
Torvund Tore	2,688	690	14,255	172	3	17,808	9	187	195	18,004
Aasheim Hilde Merete	1,559	684	3,200	107	4	5,553	0	12	12	5,565
Total	5,943	2,016	23,539	404	17	31,920	9	212	221	32,140

(1) Includes exercised and terminated

7.10 Share ownership

The number of StatoilHydro shares owned by the members of the board of directors and the executive committee, and/or owned by their close associates, is shown below. Each <~~of them owns~~> member of the board of directors and the executive committee individually owned less than 1% of the StatoilHydro shares outstanding.

Ownership of StatoilHydro shares (including share ownership of “close associates”)	< ~~Pr~~ > 31 December 2007	< ~~Pr~~ > 25 March 2008
Members of the Corporate Executive Committee
Helge Lund	5980	6761
Eldar Sætre	2639	2883
Margareth Øvrum	4284	4581
Rune Bjørnson	1347	1479
Jon Arnt Jacobsen	3821	4065
Peter Mellbye	4401	4401
Tore Torvund	33368	33431
Morten Ruud	5087	5087
Hilde Aasheim	117	117
Members of the Board of Directors
Svein Rennemo		0	(1)
Marit Arnstad	0	0
Elisabeth Grieg	33108	33108
Kjell Bjørndalen	0	0
Grace Reksten Skaugen	400	400
Kurt Anker Nielsen	0	0
Roy Franklin	0	0
Lill-Heidi Bakkerud	330	330
Claus Clausen	165	165
Morten Svaan	633	662
Ragnar Fritsvold (2)	259	259
Geir Nilsen (2)	453	453

(1) Entered the Board as Chair on 1 April 2008
(2) Observer

< ~~Members of the Corporate Assembly owned~~> Each member of the corporate assembly individually owned less than 1% of StatoilHydro shares outstanding as of 31 December 2007 and as of 25 March 2008. Members of the corporate assembly in aggregate owned a total of 3529 shares < ~~and~~  > as of < ~~25 March 2008~~> 31 December 2007 and a total of 3884 shares as of 25 March 2008.

Members of the board of directors, executive committee and corporate assembly do not have different voting rights from the rights of ordinary shareholders.